Exhibit 99.1

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera announces preliminary revenue figures for the full year 2020

Leverkusen, Germany, January 08, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today reported preliminary, unaudited revenue for the full year 2020.

Biofrontera Group’s preliminary unaudited revenue for the period January 1 to December 31, 2020 was in the range of EUR 30.3 million to EUR 30.6 million compared to EUR 31.3 million in 2019.

Preliminary revenues from product sales in the US were around EUR 16.6 million, compared to EUR 23.3 million in 2019 (-29%). In Germany, revenues from product sales amounted to approximately EUR 5.2 million, compared to EUR 4.6 million in fiscal year 2019 (+13%). In the rest of Europe, the Company generated product sales of around EUR 2.1 million, compared to EUR 2.6 million in 2019 (-18%).

Total sales in the fourth quarter amounted to approximately EUR 9.6 million, compared to EUR 12.2 million in the previous year. Effective January 1, 2021, a price increase of approximately 5% for Ameluz® in the US led to stockpiling by some physicians in December 2020, albeit to a lesser extent than in the previous year, which contributed to the strong sales performance in the last quarter of the year.

The 2020 financial year was dominated by the economic and social impacts of the Corona pandemic. The decline in US sales in particular was due to the development of the crisis situation there. However, this was compensated by the positive sales development in Germany and the one-time payment of EUR 6 million from Maruho Co., Ltd. under the licensing agreement signed in April 2020.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.